600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

September 6, 2011
Mr. Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:	Cheniere Energy Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 6, 2011
File No. 001-33366
Dear Mr. Mew:
On behalf of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), we enclose the response of the Partnership to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 14, 2011 with respect to the Partnership's Form 10-K for the fiscal year ended December 31, 2010 (File No. 001-33366) (the “10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2011 (the “10-Q”). For your convenience, the response is prefaced by the exact text of the Staff's comment.

The Partnership acknowledges the following: (i) the Partnership is responsible for the adequacy and accuracy of the disclosure in the 10-K and 10-Q; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K and 10-Q; and (iii) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Meredith S. Mouer
Meredith S. Mouer

cc:    Meg A. Gentle (Cheniere Energy Partners, L.P.)

Austin Beijing Dallas Houston London New York The Woodlands Washington, DC

Cheniere Energy Partners, L.P.
Form 10-K and Form 10-Q (File No. 001-33366)
Partnership's Response to
SEC Comment Letter dated August 23, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010
Consolidated Financial Statements
Consolidated Statements of Operations, page 51

1.
We note your response to comment one in our letter dated June 14, 2011 and the accompanied SAB 99 analysis. However, we remain unclear about your basis for not amending the Form 10K for the fiscal year ended December 31, 2010 and the Form 10-Q for the quarterly period ended March 31, 2011 in light of the fact that EPU presentation is an important GAAP metric as well as an integral part of your GAAP financial statements. We continue to believe that you should amend the above referenced Form 10-K and Form 10-Q accordingly.

Response:

As discussed in a telephonic conversation that we had with you and Milwood Hobbs on Thursday, September 1, 2011, you have extended the time of our required response by 10 business days to allow us to consult with the Office of the Chief Accountant regarding this matter. We are deferring our response to your letter pending that consultation.

2